

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2018

Anthony DiTonno
Chief Executive Officer
Tenax Therapeutics, Inc.
ONE Copley Parkway, Suite 490
Morrisville, NC 27560

      Re: Tenax Therapeutics, Inc.
            Registration Statement on Form S-1
            Filed November 6, 2018
            File No. 333-228212

Dear Mr. DiTonno:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Margaret Rosenfeld